Mail Stop 4561

August 8, 2008

John R. Wall, Chief Executive Officer
Innuity, Inc.
8644 154th Avenue NE
Redmond, WA 98052
Via facsimile also at: (425) 497-0409

Re: Innuity, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 6, 2008
File No. 000-29129

Dear Mr. Wall:

We have reviewed your revised filing and response letter, and have the following comments:

Proposal No. 2, Approval of our Reincorporation from Utah to Washington

1. We refer to your response to prior comment 1 of our letter of July 22, 2008. You indicate that you believe that you do not need to present separately in your proxy statement the proposed Washington bylaw that effectively eliminates your shareholders' ability to call a special meeting, because under the company's current bylaws the board of directors could adopt such a provision without shareholder approval. We are unable to concur, based on the analysis provided, with your conclusion that you do not need to unbundle this proposed bylaw in your proxy statement. Whether or not required to do so, you are in fact submitting this proposed bylaw for shareholder approval, and as the provision has anti-takeover implications as disclosed in your revised filing and appears to represent a material change from your current bylaws, we continue to believe that you should present this proposal separately in the body of the proxy statement and the form of proxy. Please revise your filing accordingly, or provide us with additional analysis.

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Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel